UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2025 Investor Presentation

 2025  Second Quarter   Financial Results  Elad Aharonson | President and CEO  August 6, 2025

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation contains statements that constitute “forward‑looking statements,” many of which can be identified by the use of forward‑looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “strive,” “forecast,” “targets” and “potential,” among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding the company intent, belief or current expectations. Forward‑looking statements are based on the company management’s beliefs and assumptions and on information currently available to the company management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to: changes in exchange rates or prices compared to those we are currently experiencing; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and the company reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at the company seaport shipping facilities or regulatory restrictions affecting the company ability to export the company products overseas; general market, political or economic conditions in the countries in which the company operates, including tariffs and trade policies; price increases or shortages with respect to the company principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the company plants; labor disputes, slowdowns and strikes involving the company employees; pension and health insurance liabilities; disruptions from pandemics that may impact the company sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in the company evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of the company, or the company service providers', information technology systems or breaches of the company, or the company service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of the company businesses; changes in demand for the company fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company control; sales of the company magnesium products being affected by various factors that are not within the company control; the company ability to secure approvals and permits from the authorities in Israel to continue the company phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of war declared in Israel and any resulting disruptions to the company supply and production chains; filing of class actions and derivative actions against the company, its executives and Board members; the company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the SEC) on March 13, 2025, (the Annual Report). Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements. This presentation for the second quarter of 2025 (the Quarterly Report) should be read in conjunction with the Annual Report of 2024 as of and for the year ended December 31, 2024, published by the company on Form 20-F and the published report for the first quarter of 2025 (the prior quarterly report), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.  2

 Financial performance | 2Q’25  3  (1) Adjusted EBITDA, specialties-driven EBITDA, and adjusted diluted EPS are non-GAAP financial measures; see reconciliation tables in appendix. Note: Specialties-driven sales and EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions; see appendix for additional details.  $0.09adjusted diluted EPS(1)  $351Madjusted EBITDA(1)  $1.8Btotal sales  $269Moperating cash flow  Highlights  Sales up YoY and QoQ, led by specialties-driven businesses  Specialties-driven sales up 8% YoY and 6% QoQ  Pricing trends continued to improve  End-markets maintained consistency   Agriculture fundamentals relatively stable  $259Mspecialties-driven EBITDA(1)  $1.5Bspecialties-driven sales

 Key developments  Sales increased slightly YoY for both 2Q’ and 1H’25, with stable performance  Improvement in bromine prices YoY  Benefits from anti-dumping measures continued  End-market demand remained mixed, as construction continued to be soft, with strength in oil and gas exploration  Current trends expected to extend into 2H’25  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   4  Industrial Products | 2Q’25  US$M  EBITDA  US$M  Sales  22%  23%

 5  Potash | 2Q’25  Key developments  Average potash CIF price per ton of $333 vs. $300 in both 1Q’25 and 2Q’24   Total sales volume of 971kmt, down 182kmt YoY  Dead Sea production impacted   Maintenance shutdown in 2Q’25  Brief period of regional unrest in June  Ongoing war-related issues  Continued to prioritize best markets, whenever possible  ~100kmt of sales to China and India at 2024 contract rates   Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   US$M  EBITDA  US$M  Sales  30%  28%

 Continuation of quarterly trends, with good volumes  Growth in sales driven by continued strength in commodities  Specialties results in-line with market dynamics, as prices remained under pressure and raw material costs increased  Good growth in dairy- and plant-protein markets   Industrial phosphates and battery materials sales up  YPH benefitted from higher prices and volumes, with record MAP production  Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. For 2Q’25, Phosphate Specialties comprised $336M of segment sales, $39M of OI, $12M of D&A and represented $51M of EBITDA, while Phosphate Commodities comprised $301M of segment sales, $51M of OI, $32M of D&A and represented $83M of EBITDA.   6  Phosphate Solutions | 2Q’25  Key developments  US$M  EBITDA  US$M  Sales  21%  26%

 Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.  7  Growing Solutions | 2Q’25  Key developments  Strong growth in sales and EBITDA, up 9% and 24% YoY, respectively, plus sequential improvement  North American sales up across entire region, despite challenging ag economy  Improved product mix in Europe and Asia – with increase in specialty ag – contributed to higher gross margin  Brazil sales increased on higher prices, but FX fluctuations impacted gross profit  Continued focus on M&A and developing innovative new products with regional targeting  US$M  EBITDA  US$M  Sales  10%  9%

 Second Quarter 2025  Financial Results  Aviram Lahav  CFO

 Sources: Inflation and interest rates – Bloomberg, as of 7.17.25. Global industrial production – CRU, as of June 2025. U.S. housing starts – Bloomberg, as of 7.21.25  9  Key market metrics | macro indicators  Inflation  Rate  Global industrial production  YoY change  U.S. housing starts  in thousands  Interest rates  Percentage

 Key market metrics | fertilizer indicators  Sources: Grain Price Index – CRU, as of 7.3.25. Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 7.8.25. gMOP (US$/st) and phosphoric acid (US$/ton) – CRU, as of 7.17.25. Supramax – Hudson Shipping, as of 7.8.25.  10  Commodity fertilizers  US$  Supramax Timecharter Average  US$/day  Grain Price Index  US¢/bushel  Farmer sentimentIndex  Relevant for Potash, Growing Solutions and Phosphate Commodities

 Key market metrics | other indicators  11  Relevant for Industrial Products and Phosphate Specialties  Sources: Chinese bromine prices – Bloomberg, as of 7.31.25. Phosphate and sulfur: P2O5 phosphoric acid (US$/ton) and sulfur FOB Middle East monthly contract (US$/ton) – CRU, both as of 7.17.25. U.S. durable goods from Real Personal Consumption Expenditures: Durable Goods – U.S. Bureau of Economic Analysis via Federal Reserve Bank of St. Louis, as of 6.27.25. U.S. retail trade and food sales from Advance Retail Sales: Retail Trade and Food Services – U.S. Census Bureau via Federal Reserve Bank of St. Louis, as of 7.17.25.   Chinese bromine  Price trend  U.S. durable goods  US$B  Phosphate and sulfur  US$  U.S. retail trade and food services  US$M

 12  Sales bridge  Second quarter | 2025  Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M  IP  Potash  PS  GS

 13  Profit bridge  Second quarter | 2025  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  IP  Potash  PS  GS

 14  MOP industry cost curve  Cash costs US$/t, excluding royalites, FOB load port  Potash sources: Cost curve – data shown for 2024 and used with permission of CRU International Ltd. 2025, all rights reserved. Potash peers’ ASP from company reports, as of 8.6.25.   Bromine sources: Bromine concentration – internal calculations; cost curve – Weizmann Institute of Science.  Production Mt  Leading positions  In cost, quality and price  Potash ASP  US$  Bromine industry cost curve  Relative production cost  China & Japan  ICL  Jordan  Arkansas, U.S.  India  kT  700  400  300  200  100  500  600  Djibouti  Sea Water(China, Japan)  Underground Wells (China)  Salt Lake (India)  Underground Wells (USA)  Dead Sea(Israel, Jordan)  0.06 to 0.11  0.1 to 0.2  2.5 to 4.5  3.5 to 5.5  10.0 to 12.0  Bromine concentration  g/L  ICL DSW

 Potash $383M  GS $540M  IP $319M  PS $637M  2Q’25 sales by business  US$  15  Diversified portfolio  Distinctive global presence  Note: Sales by business exclude other activities and reconciliations of ($47M). Totals may not sum to 100%, due to rounding and set-offs.   Asia $399M  Europe $574M  SA $397M  NA $358M  RoW $104M  2Q’25 sales by region  US$

Financial highlights

Cash resources
$1.5B available

Net debt to adjusted EBITDA
1.5X

Cash flow
Operating cash flow of ~$269M

Extended & expanded debt offering
Past 2030, with successful ~$235M fundraising

S&P reaffirmed
BBB- rating with stable outlook

Global exchange rates
NIS continued to strengthen vs. USD

Shareholder return
Quarterly dividend of $55M
Annual yield of 2.6%

Capital allocation
Consistent and disciplined execution

Cost savings
Targeted efficiency efforts



Notes: Available cash resources, as of 6.30.25, and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization. Net debt to adjusted EBITDA, as of 6.30.25, is a non-GAAP financial measure; see appendix for additional details. Dividend yield, as of 6.30.25, shown on TTM basis and calculated by summing dividends paid per share for past four quarters, divided by price per share on final trading day of quarter.

ICL 16

Guidance and Outlook  Full Year 2025

 18  Maintaining specialties-driven EBITDA(1) of $0.95B to $1.15B  Updating Potash sales volumes to between 4.3M mt and 4.5M mt  Expect annual tax rate of approximately 30%  Full year 2025  Guidance update  (1) Specialties-driven EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions and is a non-GAAP measure; please see appendix for additional details.

 19  Continued growth in specialties-driven businesses  Benefit from improved market pricing, including potash and bromine  Drive cost savings and operational efficiencies  Monitor tariff and trade situation and develop mitigation response  Maintain and expand global presence with local focus  Target innovative new products and complementary acquisitions   Outlook

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Second Quarter 2025

 Phosphate Solutions(1) US$M  2Q’24  2Q’25  Segment sales  $572  $637  Segment operating income  $93  $90  Segment operating margin  16%  14%  Depreciation and amortization  $53  $44  Segment EBITDA  $146  $134  Segment EBITDA margin  26%  21%  Calculation of segment EBITDA  Second quarter 2025  Industrial Products US$M  2Q’24  2Q’25  Segment sales  $315  $319  Segment operating income  $60  $54  Segment operating margin  19%  17%  Depreciation and amortization  $14  $15  Segment EBITDA  $74  $69  Segment EBITDA margin  23%  22%  Potash US$M  2Q24  2Q’25  Segment sales  $422  $383  Segment operating income  $60  $52  Segment operating margin  14%  14%  Depreciation and amortization  $58  $63  Segment EBITDA  $118  $115  Segment EBITDA margin  28%  30%  22  Growing Solutions US$M  2Q’24  2Q’25  Segment sales  $494  $540  Segment operating income  $25  $35  Segment operating margin  5%  6%  Depreciation and amortization  $20  $21  Segment EBITDA  $45  $56  Segment EBITDA margin  9%  10%  (1) For 2Q’25, Phosphate Specialties comprised $336M of segment sales, $39M of OI, $12M of D&A and represented $51M of EBITDA, while Phosphate Commodities comprised $301M of segment sales, $51M of OI, $32M of D&A and represented $83M of EBITDA. Note: Numbers may not add, due to rounding and set-offs.

 Segment results analysis  Second quarter 2025  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  2Q’24  $315  $422  $572  $494  Quantity  ($19)  ($65)  $34  $9  Price  $19  $19  $23  $36  Exchange rates  $4  $7  $8  $1  2Q’25  $319  $383  $637  $540  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  2Q’24  $74  $118  $146  $45  Quantity  ($6)  ($19)  $8  $5  Price  $19  $19  $23  $36  Exchange rates  -  $1  $4  -  Raw materials  $2  -  ($23)  ($23)  Energy  ($1)  -  ($2)  $5  Transportation  ($3)  $7  $6  ($1)  Operating, other expenses  ($16)  ($11)  ($28)  ($11)  2Q’25  $69  $115  $134  $56  23  (1) For 2Q’25, Phosphate Specialties comprised $336M of segment sales, $39M of OI, $12M of D&A and represented $51M of EBITDA, while Phosphate Commodities comprised $301M of segment sales, $51M of OI, $32M of D&A and represented $83M of EBITDA. Note: Numbers may not add, due to rounding and set-offs.

 Reconciliation tables  Calculation of adjustments for second quarter 2025  Adjusted EBITDA US$M  2Q’24  2Q’25  Net income  $130  $108  Financing expenses, net  $33  $13  Taxes on income  $48  $60  Less: Share in earnings of equity-accounted investees  -  -  Operating income  $211  $181  Depreciation and amortization  $152  $150  Adjustments(1)  $14  $20  Adjusted EBITDA  $377  $351  Free cash flowUS$M  2Q’24  2Q’25  Cash flow from operations  $316  $269  Additions to PP&E, intangible assets and dividends from equity-accounted investees(2)  ($141)  ($199)  Free cash flow  $175  $70  Adjusted NI and diluted EPS US$M, ex. per share  2Q’24  2Q’25  Net income, attributable  $115  $93  Adjustments(1)  $14  $20  Total tax adjustments  ($3)  ($3)  Adjusted net income, attributable  $126  $110  Weighted-average number of diluted ordinary shares outstanding in millions  1,290  1,292  Adjusted diluted EPS  $0.10  $0.09  Net debt to adjusted EBITDA(3) US$M  2Q’25  Net debt  $2,032  Adjusted EBITDA  $1,385  Net debt to adjusted EBITDA  1.5  (1) See adjustments to reported operating and net income (non-GAAP) in corresponding quarters’ earnings release. (2) Also includes proceeds from sale of property, plant & equipment (PP&E).   (3) Calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA. Note: Numbers may not add, due to rounding & set-offs.   24

 Guidance and non-GAAP financial measures  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. The company undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The company provides guidance for specialties-driven EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions. For the Potash business, the company provides sales volume guidance.   Non-GAAP financial measures: The company discloses in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, free cash flow and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” in the appendix. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” in the appendix, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Free cash flow is calculated as cash flow from operations less any additions to PP&E, intangible assets, and dividends from equity-accounted investees. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted earnings per share for the periods of activity” in the appendix, which were adjusted for in calculating the adjusted operating income.      You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the company’s definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance.      The company presents a discussion in the period-to-period comparisons of the primary drivers of change in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on the company’s businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the company’s financial statements.  25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: August 6, 2025